

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 22, 2017

Via E-mail
Tan Yu Chai
Chief Executive Officer
Global Bridge Capital, Inc.
15-7 Tower B
The Vertical Business Suite
Bangsar South City
No. 8, Jalan Kerinchi, 59200
Kuala Lumpur, Malaysia

>   **Re: Global Bridge Capital, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed May 8, 2017**
>   **File No. 333-215528**

Dear Mr. Tan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Our references to prior comments are to comments in our April 27, 2017 letter.

Prospectus

1.   We note your response to prior comment 1. Regulation S-K Item 502(b) requires disclosure of the expiration date determined in accordance with Securities Act Section 4(a)(3) and Rule 174. Please revise or advise.

The Company, page 2

2.   Please reconcile your disclosure that you are a "consulting company" focused on IPO advisory services with the "Focus" section of your website that describes you as having

an "investment focus" and addresses returns on portfolio companies. We note the "Vision" statement on your website "to become the transformational investment ecosystem and platform…" In addition, given the business descriptions on your website, please expand response 5 of your letter to us dated March 16, 2017 regarding the Investment Company Act; address the nature and amount of specific current and planned assets.

Risk Factors, page 5

3.   Please tell us whether Global Bridge PLT or its affiliates have made any public statements regarding when Global Bridge Management was formed.

4.   Please reconcile (1) your response to prior comment 2 that Global Bridge PLT has not generated revenues to date, has not commenced substantive business activities, does not have any operations, and does not have a definitive business plan, with (2) your disclosure on page 22 that "Global Bridge PLT specializes in various advisory services such as business advisory and marketing, globalization, business model re-engineering and growth." Also tell us how the intended Global Bridge PLT business mentioned in your response to prior comment 2 differs from the Global Bridge Capital business described in this prospectus.

5.   Please reconcile your response to prior comment 2 that you do not have any intention of engaging in a merger or acquisition with your disclosures like on page 14 that you "…have tentative plans to acquire an existing business with broker/dealer licenses located in the USA."

We do not believe we are a shell company, however, there exists a possibility,…,page 5

6.   We note your response to prior comment 3. Please clarify the nature of any potential material claims or liability if your conclusions regarding your shell company status were found to be incorrect.

Directors and Executive Officers, page 22

7.   Please reconcile (1) your response to prior comment 2 that your CEO's website only highlights potential ideas with (2) your disclosure on page 22 that the website is a matching website. Also tell us how any business conducted through that website differs from your anticipated business of forming "the connection between middle-size business in South East Asia seeking additional funds and venture capital firms and alternative pre-IPO financing options."

You may contact Li Xiao at (202) 551-4391 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Benjamin L. Bunker, Esq.